UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 - 28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Minutes of the 230th Meeting of the Board of Directors”, dated on April 23, 2013

TELEFÔNICA BRASIL S.A.

Publicy-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 230th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: April 23, 2013, at 11h00 a.m., at the company’s headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Brooklin, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was attended by the Directors that sign this minute, according to the article 19, paragraph 4 of Bylaws, representing a quorum required for installation and deliberation.

4. RESOLUTIONS:

4.1. NOMINATIONS OF CHAIRMAN, VICE-CHAIRMAN AND SECRETARY OF THE BOARD OF DIRECTORS TO NEW MANDATE: Were nominated as Chairman and Vice-Chairman of the Board of Directors, respectively to new mandate which began at April, 16th, 2013 and is going to end at the date of the 2016 General Shareholder Meeting, the Directors Antonio Carlos Valente da Silva e Santiago Fernández Valbuena. To the post of Secretary of the Board of Directors was appointed the Company’s General Secretary and Legal Officer, Breno Rodrigo Pacheco de Oliveira.

4.2. NOMINATION OF THE MEMBERS ND THE COMMITTEE’S DIRECTORS OF THE BOARD TO NEW MANDATE: Were nominated as Committee’s members of the Board of Directors to new mandate, the following Diretors:

(i) Control and Audit Committee: Luis Javier Bastida Ibarguen (Chair an of the Committee), Antonio Gonçalves de Oliveira e Narcís Serra Serra;

(ii) Nominations Compensation and Corporate Governance Committee: José Fernando de Almansa Moreno Barreda (Chairman of the Committee), Antonio Carlos Valente da Silva e Francisco Javier de Paz Mancho;

(iii) Service Quality and Marketing Committee: Eduardo Navarro de Carvalho (Chairman of the Committee); Roberto Oliveira de Lima e Luciano Carvalho Ventura.

The Chairman of the Board of Directors, on behalf of all the Directors of the Board, registered the appreciation for the excellence of the work done by the former Directors Messrs. Fernando Xavier Ferreira, Fernando Abril Martorell Hernández and José Manuel Fernandez Norniella in their passed mandates.

4.3. ELECTION OF COMPANY’S OFFICER TO NEW MANDATE:

4.3.1 – Were re-elected the members of Officer of the Company, to new mandate which starts today and will end on the date of the first Meeting of the 2016 Board of Directors, held after the General Shareholder Meeting, as follows:

(i) Chief Executive Officer: Antonio Carlos Valente da Silva, Brazilian, married, electrical engineering degree, holder of the CREA RJ ID No. 31.547-D, registered in CPF/MF sob nº 371.560.557-04, resident and domiciled in São Paulo - SP, with business address at Avenida Eng. Luiz Carlos Berrini, 1376, 32th floor, São Paulo –SP;

(ii) General and Executive Officer: Paulo Cesar Pereira Teixeira, Brazilian, married, holder of ID No. 301.540.175-9 SSP/RS, registered in CPF/MF No. 284.875.750-72, resident and domiciled in São Paulo - SP, with business address at Avenida Eng. Luiz Carlos Berrini, 1376, 32th floor, São Paulo – SP;

(iii) General Secretary and Legal Officer: Breno Rodrigo Pacheco de Oliveira, Brazilian, married, law degree, holder of the professional OAB/RS ID No. 45.479, registered in CPF/MF No. 711.936.930-04, resident and domiciled in São Paulo - SP, with business address at Avenida Eng. Luiz Carlos Berrini, 1376, 32th floor, São Paulo – SP.

4.3.2 – Ratified the appointment of Mr. Alberto Manuel Horcajo Aguirre, Spanish, married, law degree, holder of RNE ID No. V905313-D, registered in CPF/MF No. 236.084.998-06, resident and domiciled in São Paulo - SP, with business address at Avenida Eng. Luiz Carlos Berrini, 1376, 32th floor, São Paulo – SP, post of Chief Financial, Control and Investor Relations Officer of the Company. It was decided that: (i) the Director stated herein will only be elected and installed in your office when he gets a corresponding authorization to do so, to be issued by the Ministry of Labor and Employment; (ii) as soon as the appointed Director has met the legal requirements mentioned above, the same shall be elected to the position of Chief Financial, Control and Investor Relations Officer, for all purposes, taking immediate occupation of the said office; (iii) the tenure of the appointed Director shall begin on the date indicated of taking office and shall extend until the date of the first Board of Directors’ Meeting held after the 2016 Regular Shareholders’ Meetings.; (iv) Mr. Paulo Cesar Pereira Teixeira, General and Executive Officer of the Company, will answer, interim and cumulatively by the Board of Executive Officers of Financial, Control and Investor Relations, and from this date until the effective occupation of Mr. Alberto Manuel Horcajo Aguirre.

The re-elected Directors and the appointed Director declared that they are not involved in any of the crimes and/or impediments established by Law, which prevents them from exercising business activities inherent to their positions.

4.4. APPOINTEMENT OF THE WHOLESALE OFFICER’S HOLDER. According to the article 17, paragraph (xxviii) of Bylaws, the Board of Directors appointed, to occupy the Wholesale Officer, Mr. Leo Ivan Petersen Junior.

4.5. INDIVIDUALIZATION OF DIRECTOR’S REMUNERATION: Listened the Nominations Compensation and Corporate Governance Committee, the Board of Directors approved the Officer’s proposal of individualization of Director’s global remuneration values, according to the document filed at Presidency of the Board.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, April 23, 2013. (Signatures) Antonio Carlos Valente da Silva – Chairman of the Board of Directors, Santiago Fernandez Valbuena – Vice-Chairman of the Board of Directors, Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Paulo Cesar Pereira Teixeira e Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 230th Meeting of the Board of Directors of Telefônica Brasil S.A., held on April 23, 2013, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	April 29th, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director